Exhibit 99.3

For immediate release

PreMD Reports Fiscal 2005 Financial Results

Toronto, Ontario (March 28, 2006) - - Predictive medicine company PreMD Inc. (TSX: PMD; Amex: PME) today announced audited financial results for the fiscal year ended December 31, 2005.

“As we reported in mid-March, in 2005 we advanced our business significantly with the start of two major clinical trials to broaden PREVU*’s regulatory claims, new scientific papers and presentations on PREVU* and the launch of new studies for ColorectAlert™ and the breast cancer test,” said Dr. Brent Norton, President and Chief Executive Officer. “We are continuing to build on that momentum in 2006 with several clinical and development initiatives underway for our skin sterol technology and cancer portfolio. Most recently, we announced that PREVU* Point of Care (POC) Skin Sterol Test data will be presented at the American Heart Association’s annual Arteriosclerosis, Thrombosis and Vascular Biology conference at the end of April. In addition, McNeil successfully launched a retail pilot program in the United States with a major North American retailer, collaborating with a third-party to offer PREVU* POC as part of a cardiovascular risk assessment clinic. McNeil also unveiled the new PREVU* website, at www.prevu.com.”

Dr. Norton continued, “We expect 2006 to be a productive year for PreMD. Equally encouraging, the biotech sector overall is showing considerable improvement in the first few months of 2006 compared with 2005, with increased volumes as well as renewed institutional buying. We are working hard to capitalize on these favorable conditions to broaden market awareness and support for PreMD.”

Financial Review

For the year ended December 31, 2005, revenue was $1,579,000 compared with $485,000 in fiscal 2004. Product sales of PREVU* Skin Sterol Tests to McNeil Consumer Healthcare amounted to $426,000 in 2005 compared with $183,000 in 2004. McNeil made PREVU* POC available for sale in 2005 to medical professionals in Canada, the U.S. and select European markets. License revenue amounted to $1,153,000 for 2005 compared with $302,000 in 2004.

The consolidated loss for fiscal 2005 was $4,990,000 or $(0.23) per share compared with a loss of $5,569,000 or $(0.26) per share for the year ended December 31, 2004, a decrease of $579,000. This variance reflects the increase in sales and license revenue of $1,094,000, which was partially offset by an increase in interest and imputed interest of $484,000 on convertible debentures, issued on August 30, 2005.

PreMD Reports Fiscal 2005 Financial Results    1

Research and development expenditures for the year increased by $507,000 to $3,120,000 from $2,613,000 in 2004. This variance reflects:

•
A $410,000 increase in spending on clinical trials for skin cholesterol and cancer to $898,000 from $488,000 in 2004. This increase is related to additional trials for skin cholesterol to lead to additional regulatory approvals, a new trial for breast cancer and continuation of the lung cancer trial (the I-ELCAP study). PreMD currently has 15 clinical trials ongoing;

•
Increased legal fees on intellectual property, which amounted to $331,000 compared with $292,000 in fiscal 2004. These costs include $189,000 in 2005 ($96,000 in 2004) related to the petition for reinstatement of two U.S. patents for skin cholesterol that had been deemed abandoned;

•
An increase of $135,000 in subcontract research to $451,000 in support of the development of a second-generation color reader for the skin cholesterol test. This was partially offset by a decrease in product development expenditures for supplies of $55,000;

•
An increase in stock-based compensation expense of $23,000, which resulted in non-cash expenses for research personnel of $147,000 in 2005 compared with $124,000 for 2004. This reflects the amortization of the 2003 and 2004 grants as well as the 2005 grants; and

•	A decrease in compensation of $53,000, reflecting lower incentive payments for the year for performance milestones.

General and administration expenses amounted to $2,655,000 compared with $3,355,000 in 2004, a decrease of $700,000. The decrease for the year reflects:

•	A reduction of $434,000 in professional expenses resulting from the non-recurring expenditure of $478,000 incurred in 2004 for the unsolicited offer to acquire the shares of IBEX Technologies Inc.;
•
A reduction of $54,000 in stock-based compensation for options for administrative personnel and consultants. This resulted in a non-cash expense of $422,000 compared with $476,000 in 2004. The 2004 amount included $95,000 as the fair value of the cashless exercise of options by an officer of PreMD;

•	A reduction in investor relations expenses by $61,000 following the completion of some consulting contracts during 2005;
•	A reduction in compensation of $38,000, reflecting lower incentive payments for 2005 for performance milestones; and
•	A reduction of $45,000 in travel expenses as a result of fewer international business development meetings.

Interest on convertible debentures (issued on August 30, 2005) amounted to $228,000 in 2005 compared to nil in 2004. The debentures bear interest at an annual rate of 7%, payable quarterly in either cash or stock. Imputed interest of $256,000 (compared to nil in 2004) represents the amortization of the fair value of the warrants and equity component of the debentures.

Amortization expenses for equipment and acquired technology for 2005 amounted to $210,000 compared with $224,000 in 2004. The amortization of production molds amounted to $3,000 in 2005 (2004 - $7,000), and was recorded as a cost of inventory. Purchases of equipment to support administration, clinical trials and manufacturing amounted to $130,000 in 2005 and $165,000 in 2004. Amortization of deferred financing fees amounted to $43,000 for 2005 compared to nil in 2004. The financing fees are amortized over the life of the convertible debentures.

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As at December 31, 2005 PreMD had cash, cash equivalents and short-term investments totaling $8,679,000 ($5,196,000 as at December 31, 2004). Management believes that, based on historic cash expenditures and the current expectation of further revenues from product sales, royalties and license revenues, PreMD’s existing cash resources together with the investment tax credits receivable of $200,000 will be sufficient to meet our current operating and capital requirements through at least 2008.

PreMD’s fiscal 2005 annual report will be available on SEDAR at www.sedar.com and on the corporate website at www.premdinc.com.

About PreMD Inc.
PreMD Inc. is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are licensed worldwide to McNeil Consumer Healthcare. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. PreMD’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com. For more information about PREVU*, please visit www.prevu.com or call 1-866-283-8328 (North America) or 00-800-8283-8328 (Europe), or email yourvoice@mccca.jnj.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

# # #

For more information, please contact:
Sarah Borg-Olivier	Ron Hosking
Director, Communications	Chief Financial Officer
T: (416) 222-3449	T : (416) 222-3449
sbolivier@premdinc.com	rhosking@premdinc.com

PreMD Reports Fiscal 2005 Financial Results    3

PreMD Inc
(formerly, IMI International Medical Innovations Inc.)
Incorporated under the laws of Canada

Consolidated Balance Sheets
[In Canadian dollars]

As at December 31
	2005	2004
	$	$
ASSETS
Current
Cash and cash equivalents	773,199	239,458
Short-term investments	7,905,883	4,956,945
Accounts receivable [note 3]	881,891	222,348
Inventory	36,306	267,500
Prepaid expenses and other receivables	317,264	137,015
Investment tax credits receivable	200,000	389,000
Total current assets	10,114,543	6,212,266
Deferred financing fees, net of accumulated amortization of $43,059 [2004 - nil] [note 5]	477,725	-
Capital assets, net [note 4]	410,636	420,955
Acquired technology, net of accumulated amortization of $856,970 [2004 - $784,398]	290,286	362,858
	11,293,190	6,996,079

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable	291,125	1,021,086
Accrued liabilities	655,113	566,951
Current portion of deferred revenue [note 8[a]]	311,915	306,900
Total current liabilities	1,258,153	1,894,937
Convertible debentures [note 5]	5,893,340	-
Deferred revenue [note 8[a]]	2,297,400	2,604,300
Total liabilities	9,448,893	4,499,237
Commitments [note 8]

Shareholders’ equity
Capital stock [note 6]	24,449,826	24,192,321
Contributed surplus [note 6]	1,840,979	1,328,187
Equity component of convertible debentures [note 5]	2,393,145	-
Warrants [notes 5, 6[c] and 8[b][ii]]	1,373,718	200,000
Deficit	(28,213,371)	(23,223,666)
Total shareholders’ equity	1,844,297	2,496,842
	11,293,190	6,996,079

PreMD Reports Fiscal 2005 Financial Results    4

PreMD Inc
(formerly, IMI International Medical Innovations Inc.)

Consolidated Statements of Loss and Deficit
[In Canadian dollars]

Years ended December 31
	2005	2004	2003
	$	$	$
REVENUE
Product sales [note 3]	425,730	183,258	-
License revenue [note 3]	1,153,308	302,080	16,900
	1,579,038	485,338	16,900
Cost of product sales, including amortization of $3,456 [2004 - $6,600]	428,650	190,214	-
Gross profit	1,150,388	295,124	16,900

EXPENSES
Research and development	3,120,276	2,612,770	1,918,800
General and administration	2,655,056	3,355,451	2,361,602
Interest on convertible debentures [note 5]	228,481	-	-
Imputed interest on convertible debentures [note 5]	255,529	-	-
Amortization	252,804	224,428	280,777
	6,512,146	6,192,649	4,561,179

RECOVERIES AND OTHER INCOME
Investment tax credits	198,923	205,000	223,146
Interest	173,130	123,626	258,422
	372,053	328,626	481,568
Net loss for the year	(4,989,705)	(5,568,899)	(4,062,711)

Deficit, beginning of year	(23,223,666)	(17,654,767)	(13,592,056)
Deficit, end of year	(28,213,371)	(23,223,666)	(17,654,767)

Basic and diluted loss per share	$(0.23)	$(0.26)	$(0.19)

Weighted average number of common shares outstanding	21,487,008	21,276,497	20,967,677

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PreMD Inc
(formerly, IMI International Medical Innovations Inc.)

Consolidated Statements of Cash Flows
[In Canadian dollars]

Years ended December 31
	2005	2004	2003
	$	$	$
OPERATING ACTIVITIES
Net loss for the year	(4,989,705)	(5,568,899)	(4,062,711)
Add items not involving cash
Amortization	256,260	231,028	280,777
Stock-based compensation costs included in:
Research and development expense	147,085	123,925	189,105
General and administration expense	421,812	476,164	255,112
Loss on sale of capital asset	-	6,098	3,873
Imputed interest on convertible debentures	255,529	-	-
Deduct gain on foreign exchange	(35,734)	-	-
Net change in non-cash working capital balances related to operations [note 9]	(1,061,397)	544,015	(54,970)
Increase (decrease) in deferred revenue	(301,885)	2,818,100	(6,900)
Cash used in operating activities	(5,308,035)	(1,369,569)	(3,395,714)

INVESTING ACTIVITIES
Short-term investments	(3,065,568)	1,678,190	3,326,608
Purchase of capital assets	(130,310)	(164,789)	(385,605)
Sale of capital assets	-	628	2,775
Cash provided by (used in) investing activities	(3,195,878)	1,514,029	2,943,778

FINANCING ACTIVITIES
Issuance of convertible debentures [note 5]	9,827,616	-	-
Financing fees [note 5]	(861,328)	-	-
Issuance of capital stock, net of issue costs	198,400	33,373	363,110
Cash provided by financing activities	9,164,688	33,373	363,110
Effect of exchange rate changes on cash and cash equivalents	(127,034)	-	-

Net increase (decrease) in cash and cash equivalents during the year	533,741	177,833	(88,826)
Cash and cash equivalents, beginning of year	239,458	61,625	150,451
Cash and cash equivalents, end of year	773,199	239,458	61,625

Represented by:
Cash	773,199	173,302	61,625
Cash equivalents	-	66,156	-
	773,199	239,458	61,625

PreMD Reports Fiscal 2005 Financial Results    6